iQSTEL, INC.

April 25, 2024

THE UNITED STATES SECURITIES

AND EXCHANGE COMMISSION

Attn: Lauren Pierce

Division of Corporation Finance

Office of Life Sciences

Mail Stop 7010

100 F. Street NE

Washington, D.C. 20549-7010

Re: iQSTEL, Inc.

Registration Statement on Form S-1

Filed February 13, 2024

File No. 333-277029

Dear Ms. Pierce:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, iQSTEL, Inc. (the “Company”) hereby requests acceleration of the effective date of its Registration Statement on Form S-1, as amended, to 4:00 PM Eastern Standard Time on April 29, 2024, or as soon thereafter as is practicable.

Thank you for your assistance. Please call with any questions.

By:

/s/ Leandro Iglesias

Leandro Iglesias

Chief Executive Officer

300 Aragon Avenue, Suite 375

Coral Gables, FL 33134

(954) 951-8191